UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Applied Therapeutics, Inc.

(Name of Issuer)
Common Stock, par value $0.0001

(Title of Class of Securities)
03828A101

(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03828A101	SCHEDULE 13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Alyeska Investment Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,805,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,805,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,805,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% *
12		TYPE OF REPORTING PERSON IA

The reporting persons are the beneficial owners of 4,805,000 shares of Common Stock of the Issuer, which constitute approximately 9.99% of the Issuer’s outstanding Common Stock shares. The percentage calculation assumes that there are currently 48,058,956 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Quarterly Report Form 10-Q filed with the Securities and Exchange Commission on November 19, 2022.

CUSIP No. 03828A101	SCHEDULE 13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Alyeska Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,805,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,805,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,805,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12		TYPE OF REPORTING PERSON OO

 The reporting persons are the beneficial owners of 4,805,000 shares of Common Stock of the Issuer, which constitute approximately 9.99% of the Issuer’s outstanding Common Stock shares. The percentage calculation assumes that there are currently 48,058,956 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Quarterly Report Form 10-Q filed with the Securities and Exchange Commission on November 19, 2022.

CUSIP No. 03828A101	SCHEDULE 13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Anand Parekh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,805,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,805,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,805,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12		TYPE OF REPORTING PERSON IN
The reporting persons are the beneficial owners of 4,805,000 shares of Common Stock of the Issuer, which constitute approximately 9.99% of the Issuer’s outstanding Common Stock shares. The percentage calculation assumes that there are currently 48,058,956 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Quarterly Report Form 10-Q filed with the Securities and Exchange Commission on November 19, 2022.

CUSIP No. 03828A101	SCHEDULE 13G	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

Applied Therapeutics, Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

545 Fifth Avenue, Suite 1400

New York, New York 10017

Item 2.	(a) Names of Person Filing:

(i) Alyeska Investment Group, L.P.

(ii) Alyeska Fund GP, LLC

(iii) Anand Parekh

Item 2.	(b) Address of Principal Business Office:

(i) 77 West Wacker Drive, 7th Floor

Chicago, IL 60601

(ii) 77 West Wacker Drive, 7th Floor

Chicago, IL 60601

(iii) 77 West Wacker Drive, 7th Floor

Chicago, IL 60601

Item 2.	(c) Citizenship:

(i) Alyeska Investment Group, L.P. - Delaware

(ii) Alyeska Fund GP, LLC - Delaware

(iii) Anand Parekh - United States of America

Item 2.	(d) Title of Class of Securities

Common Stock, par value $0.0001

Item 2.	(e) CUSIP No.:

03828A101

CUSIP No. 03828A101	SCHEDULE 13G	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 03828A101	SCHEDULE 13G	Page 7 of 9 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: Please refer to items 5-9 of the cover pages attached hereto

(b) Percent of class: Please refer to item 11 of the cover pages attached hereto

(c) Number of shares as to which the person has: Please refer to items 5-8 of the cover pages attached hereto

The reporting persons are the beneficial owners of 1,268,052 shares of Common Stock of the Issuer and hold warrants to purchase 11,750,000 shares of the Issuer’s Common Stock (the “Warrants”).  However, per their terms, the Warrants can only be exercised into such number of shares that would constitute 9.9% of the total number of Common Stock of the Issuer outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of this Warrant by the Holder.  Accordingly, as of December 31, 2022 the reporting persons may only exercise up to 3,536,948 shares of Common Stock under the Warrant Agreement, and as such, is reporting beneficial ownership of only such number of shares.  The percentage calculation assumes that there are currently 48,058,956 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Quarterly Report Form 10-Q filed with the Securities and Exchange Commission on November 19, 2022.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03828A101	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Alyeska Investment Group, L.P.

By:	/s/ Jason Bragg
Jason Bragg, Chief Financial Officer

Alyeska Fund GP, LLC

By:	/s/ Jason Bragg
Jason Bragg, Chief Financial Officer
Anand Parekh By: Entity and Description

By:	/s/ Anand Parekh
Anand Parekh, Individually

CUSIP No. 03828A101	SCHEDULE 13G	Page 9 of 9 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2023

Alyeska Investment Group, L.P.

By:	/s/ Jason Bragg
Jason Bragg, Chief Financial Officer

Alyeska Fund GP, LLC

By:	/s/ Jason Bragg
Jason Bragg, Chief Financial Officer
Anand Parekh

By:	/s/ Anand Parekh
Anand Parekh, Individually